Exhibit 99.4

February 15, 2022

Via Email, Facsimile and Overnight Courier

American Campus Communities, Inc.

12700 Hill Country Blvd.

Suite T-200

Austin, Texas 78738

Attn:	Cydney Donnell

Chair of the Board of Directors

Dear Ms. Donnell:

As you know, Land & Buildings Investment Management, LLC (“Land & Buildings” or “we”) has repeatedly attempted to work constructively with American Campus Communities, Inc. (“ACC” or the “Company”) and its Board of Directors (the “Board”) regarding opportunities that we believe are available to drive value for the benefit of all ACC shareholders. We have raised with you repeatedly our significant concerns with the Company’s prolonged underperformance, which we believe stems from, among other things, disappointing growth, capital missteps, communication failures and bloated expenses. As a result, ACC continues to trade at a material discount to its net asset value (NAV).

We have repeatedly recommended that the Board evaluate all strategic options for the Company to help close the discount to NAV, including (i) the sale of assets and the return of capital to shareholders, (ii) improvements to the Company’s capital allocation, (iii) reducing general and administrative expenses and improving operating margins, and (iv) adding a true shareholder representative to the Board.

Unfortunately, little progress has been made and the Company’s total shareholder returns continue to lag its peers. We have gone to great lengths and have expended a great deal of time and energy in our efforts to assist management and the Board in helping the Company achieve its full potential for the benefit of all stakeholders. The Company’s failure to seriously consider or implement our suggestions confirms our belief that the Board and management have little, if any, interest in working with us and care little about providing acceptable returns on shareholders’ capital and improving value for all stakeholders.

Therefore, Land & Buildings hereby submits this proposal indicating its willingness to offer to acquire ACC in-line with management’s stated NAV estimate on its October 26th, 2021 conference call, through an appropriate acquisition entity (which may include a third-party partner), by merger or otherwise, at a price equal to $57.00 per share in cash, which represents a 14% premium to ACC’s most recent closing price of $49.94, and a 40% premium to the $40.60 unaffected price prior to the January 27, 2021 announcement of our agreement with the Company. We believe our proposal represents the best means for shareholders of ACC to maximize the value of their shares while bypassing the negative implications from ACC’s prolonged underperformance and the Board’s apparent unwillingness to more actively pursue and complete strategic alternatives.

We propose that the transaction be accomplished through a definitive merger agreement. Our proposal is conditioned upon satisfactory completion of due diligence typical for a transaction of this type, obtaining all necessary consents and approvals, waiver of any Company anti-takeover provisions, other customary conditions for a transaction of this type and size and the execution of a definitive agreement. We have had discussions with several debt and equity financing sources regarding this matter, including financial institutions, and they are highly confident of their ability to provide appropriate financing commitments at the time of execution of a definitive merger agreement. We would deliver any necessary financing commitments simultaneously with the signing of a definitive agreement such that the transaction would not be subject to any financing contingency. We are prepared to enter into an appropriate confidentiality agreement and commence our due diligence immediately.

Our interest in acquiring ACC is based on publicly available information. If as a result of our due diligence we find evidence of additional value inherent in the Company based on operating results, synergies or otherwise, we would be willing to upwardly adjust the offer price to reflect such additional value. We invite you to share with us any documentation in your possession which you believe reflects additional value in the shares that you believe may not already be known to us.

As always, we stand ready, willing and able to meet with the Board and ACC’s representatives as soon as possible. We believe that our proposal is the best opportunity for shareholders to maximize the value of their shares on an expeditious and cost-effective basis. Please be aware that our proposal is non-binding, and we reserve the right to both withdraw this proposal or to modify it in any way for any reason.

We expect that the Board will seriously consider our proposal and meet with us promptly. Should we fail to receive a favorable and prompt response from the Board, we intend to evaluate all of our options and take any actions that we deem necessary with respect to ACC. We look forward to hearing from you. Please contact me at (203) 987-5830 or jonathan.litt@landandbuildings.com to further discuss.

Very truly yours,

Land & Buildings Investment Management, LLC

By:
Name:	Jonathan Litt
Title:	Managing Principal